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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
____________________

FCCC, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

30246C104
(CUSIP Number)

Martin Cohen, 27 East 65th Street, Apt. 11A, New York, NY 10021 (212) 744-8537
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30246C104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Cohen Profit Sharing Plan, IRS ID# 06-1128329, Affiliate of Martin Cohen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] ........................................................................................................................................
(b) [X] Reporting person disclaims being a member of a group with Bernard Zimmerman & Company, Inc.

3.	SEC Use Only .........................................................................................................................................

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ..................................

6.	Citizenship or Place of Organization State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 188,300 shares*
________________________________________________________________________________________________________
	8.	Shared Voting Power -0-
________________________________________________________________________________________________________
	9.	Sole Dispositive Power 188,300 shares*
________________________________________________________________________________________________________
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 188,300 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ..........

13.	Percent of Class Represented by Amount in Row (11) 13.23%*

14.	Type of Reporting Person (See Instructions) CO

* Does not include 100,000 shares of Common Stock issuable to reporting person upon the exercise of Warrants to purchase Common Stock of the issuer.

Item 1.	Security and Issuer
Common Stock, no par value FCCC, Inc. 200 Connecticut Avenue - 5th Floor Norwalk, Connecticut 06854

Item 2.	Identity and Background
	(a)	Cohen Profit Sharing Plan
	(b)	27 East 65th Street, Apt. 11A, New York, NY 10021
	(c)	Financial and management consulting
	(d)	Not Applicable
	(e)	Not Applicable
	(f)	State of New York

Item 3.	Source and Amount of Funds or Other Consideration
Shares were acquired with working capital of reporting person.

Item 4.	Purpose of Transaction
The shares were acquired as an investment and with the intention of reporting person's principal seeking a role in the future direction of issuer's business and operations.
(a-j) Inclusive

On July 11, 2003, reporting person, or its affiliate, Martin Cohen, purchased from the issuer 125,000 shares of Common Stock at a price of $1.00 per share, and 5-year Warrants to purchase 100,000 shares exercisable at a price of $1.00 per share for an additional $1,000, pursuant to a Stock Purchase Agreement ("SPA") in which Bernard Zimmerman & Company, Inc. ("Zimco"), or its affiliate, also has purchased from issuer a like number of shares and Warrants. Among other conditions to closing the SPA, the issuer has sold its operating assets and business (excluding cash and a deferred tax asset), subject to liabilities, to FCCC Holding Company, LLC, a limited liability company organized by issuer's management, pursuant to an Asset Purchase Agreement (APA).

Pursuant to the APA and SPA, Martin Cohen, the principal of reporting person, Bernard Zimmerman, principal of Zimco and Jay J. Miller, an individual designated by them, as well as two incumbent directors of the issuer, were elected at the Annual Meeting of Stockholders of the issuer, held on June 3, 2003, to serve as directors of the issuer.

Reporting person has also purchased an additional 12,300 shares of Common Stock of the issuer from two unaffiliated shareholders of issuer at a price of $1.00 per share.

Accordingly, along with holdings obtained prior to the above-referenced transactions, reporting person owns a total of 188,300 shares of issuer's Common Stock and Warrants to purchase an additional 100,000 shares.

Reporting person has no present plans to (i) change the capitalization or dividend policy of the issuer (subject to the payment of a possible one-time cash dividend pursuant to the APA), (ii) make any changes in issuer's charter or by-laws, (iii) take any action which may impede acquisition of control of the issuer by any person, (iv) cause issuer's Common Stock to cease to be quoted on any inter-dealer quotation system of a registered national securities association, (v) take steps which may cause issuer's Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (vi) take any action similar to those enumerated above.

As directors of the issuer, it is the intention of Messrs. Cohen and Zimmerman to seek and assist issuer in making one or more acquisitions appropriate to operating as a publicly held entity.

Item 5.	Interest in Securities of the Issuer
(a)

188,300 shares of Common Stock (not including 100,000 shares issuable to reporting person upon the exercise of Warrants) or approximately 13.23% of the outstanding shares of issuer as of the date hereof. While reporting person disclaims constituting a "group" with Zimco, Zimco currently owns 188,300 shares of Common Stock (not including 100,000 shares issuable upon the exercise of Warrants), or approximately 13.23% of the outstanding stock of issuer.

	(b)	Each person named in response to (a) above has sole voting and dispositive power with respect to the shares reflected as owned by said person.
(c)

Each of the persons referred to in (a) above purchased within the past 60 days 125,000 shares of Common Stock at a price of $1.00 per share, and 5-year Warrants to purchase 100,000 shares, exercisable at a price of $1.00 per share, for $.01 per Warrant. The shares and Warrants were purchased on July 11, 2003 pursuant to the SPA.

Additionally, the reporting person purchased within the past 60 days 12,300 shares of Common Stock, and Zimco purchased 47,700 shares of Common Stock, from two unaffiliated shareholders of issuer at a price of $1.00 per share. The shares were purchased on July 11, 2003 pursuant to stock purchase agreements with the unaffiliated shareholders.

	(d)	Not Applicable
	(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Item 4 herein which describes contractual arrangements related to the acquisition of shares of Common Stock of issuer as well as the election of reporting person's principal to issuer's Board of Directors.

Item 7.	Material to be Filed as Exhibits
	(a)	Stock Purchase Agreement dated as of June 28, 2002 between issuer and reporting person et al. is incorporated herein by reference to Exhibit 99.3 to issuer's Form 8-K filed July 17, 2002.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COHEN PROFIT SHARING PLAN
By:	/s/ Martin Cohen Name: Martin Cohen Title: Trustee

Dated: July 11, 2003